Exhibit 99.3

Consolidated Financial Statements

(In thousands of Canadian dollars)

THERATECHNOLOGIES INC.

November 30, 2017 and 2016

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of Canadian dollars)

Page

Consolidated Statements of Financial Position	1

Consolidated Statements of Comprehensive (Loss) Income	2

Consolidated Statements of Changes in Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5 - 56

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Theratechnologies Inc.

We have audited the accompanying consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as at November 30, 2017 and November 30, 2016, the consolidated statements of comprehensive (loss) income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Theratechnologies Inc. as at November 30, 2017 and November 30, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

February 6, 2018

Montréal, Canada

* CPA auditor, CA, public accountancy permit No. A110592

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

November 30, 2017 and November 30, 2016

	Note	2017	2016

Assets

Current assets:
Cash		$1,760	$1,059
Bonds and money market funds	8	21,303	6,644
Trade and other receivables	9	9,737	6,710
Inventories	11	9,339	12,265
Prepaid expenses		1,012	1,129
Derivative financial assets	18(b)	1,444	615

Total current assets		44,595	28,422

Non-current assets:
Bonds and money market funds	8	9,866	3,900
Property and equipment	12	62	47
Intangible assets	13	21,772	20,605

Total non-current assets		31,700	24,552

Total assets		$76,295	$52,974

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	14	$23,201	$10,216
Provisions	15	753	453
Current portion of long-term obligation	16	4,676	4,665
Deferred revenue		–	99

Total current liabilities		28,630	15,433

Non-current liabilities:
Long-term obligation	16	4,543	8,902
Warrant liability	17	–	1,748

Total non-current liabilities		4,543	10,650

Total liabilities		33,173	26,083

Equity
Share capital	18	328,660	291,529
Contributed surplus		15,115	14,190
Deficit		(300,725)	(280,667)
Accumulated other comprehensive income		72	1,839

Total equity		43,122	26,891

Commitments	25

Total liabilities and equity		$76,295	$52,974

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) Paul Pommier	Director	(signed) Jean-Denis Talon	Director

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive (Loss) Income

(In thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2017 and 2016

	Note	2017	2016

Revenue
Net sales		$42,861	$37,067
Royalties and licence fees		3	5

Total revenue		42,864	37,072

Operating expenses
Cost of sales
Cost of goods sold		4,991	4,314
Other production related costs (income)		1,296	(86)
Royalties		3,986	2,430
Research and development expenses, net of tax credits of nil (2016 - $639)	10	11,856	6,955
Selling and market development expenses	6	26,017	14,658
General and administrative expenses		5,816	4,863

Total operating expenses		53,962	33,134

(Loss) profit from operating activities		(11,098)	3,938

Finance income	7	338	104
Finance costs	7	(7,690)	(2,993)

		(7,352)	(2,889)

(Loss) profit before income taxes		(18,450)	1,049

Income tax expense	19	–	(639)

Net (loss) profit		(18,450)	410

Other comprehensive (loss) income, net of tax
Items that may be reclassified to net profit in the future:
Net change in fair value of available-for-sale financial assets, net of tax		(99)	(4)
Exchange difference on translation		(1,668)	317

		(1,767)	313

Total comprehensive (loss) income		$(20,217)	$723

(Loss) earnings per share:
Basic	18(e)	$(0.25)	$0.01
Diluted		(0.25)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

						Accumulated
		Share capital				other
		Number		Contributed		comprehensive
	Note	of shares	Amount	surplus	Deficit	income	Total

			$	$	$	$	$

Balance as at November 30, 2015		65,615,603	290,994	8,581	(281,077)	1,526	20,024
Total comprehensive income
Net profit		–	–	–	410	–	410
Other comprehensive income:
Net change in fair value of available-for-sale financial assets, net of tax		–	–	–	–	(4)	(4)
Exchange differences on translation		–	–	–	–	317	317

Total comprehensive income		–	–	–	410	313	723

Transactions with owners, recorded directly in equity
Exercise of broker warrants	18(a)	60,000	174	(30)	–	–	144
Share-based compensation plan:
Share-based compensation for stock option plan	18(b)	–	–	563	–	–	563
Exercise of stock option:
Monetary consideration	18(d)	320,466	222	–	–	–	222
Attributed value		–	139	(139)	–	–	–
Share-based payment	13	–	–	5,215	–	–	5,215

Total contributions by owners		380,466	535	5,609	–	–	6,144

Balance as at November 30, 2016		65,996,069	291,529	14,190	(280,667)	1,839	26,891

Total comprehensive loss Net loss for the year		–	–	–	(18,450)	–	(18,450)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax		–	–	–	–	(99)	(99)
Exchange differences on translation		–	–	–	–	(1,668)	(1,668)

Total comprehensive loss		–	–	–	(18,450)	(1,767)	(20,217)

Transactions with owners, recorded directly in equity
Public issue of common shares	18(a)	5,323,000	16,501	–	–	–	16,501
Issuance of broker options	18(a)	–	–	183	–	–	183
Share issue costs	18(a)	–	–	–	(1,608)	–	(1,608)
Exercise of broker warrants	18(a)	124,000	360	(62)	–	–	298
Exercise of common share purchase warrants		2,380,900	15,531	(40)	–	–	15,491
Exercise of broker options	18(a)	173,530	687	(149)	–	–	538
Issuance of common shares - TaiMed	13	906,077	4,001	–	–	–	4,001
Share-based compensation plan:
Share-based compensation for stock option plan	18(d)	–	–	1,015	–	–	1,015
Exercise of stock options:
Monetary consideration		58,474	29	–	–	–	29
Attributed value		–	22	(22)	–	–	–

Total contributions by owners		8,965,981	37,131	925	(1,608)	–	36,448

Balance as at November 30, 2017		74,962,050	328,660	15,115	(300,725)	72	43,122

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

	Note	2017	2016

Cash flows from (used in):

Operating:
Net (loss) profit		$(18,450)	$410
Adjustments for:
Depreciation of property and equipment	12	24	101
Amortization of intangible assets	13	1,968	2,007
Change in deferred revenue		(96)	75
Share-based compensation for stock option plan		1,015	563
Income tax expense		–	639
Tax credits		–	(639)
Write-down of inventories	11	1,144	(36)
Change in fair value of derivative financial assets	18(b)	(770)	(283)
Change in fair value of liability related to deferred stock unit plan	18(b)	761	280
Change in fair value of warrant liability and related exchange loss		6,654	1,046
Interest income		(338)	(104)
Interest received		(105)	59
Accretion expense	7	1,371	1,930
Foreign exchange		(1,658)	(147)
Gain on expired common share purchase warrants		(54)	–

		(8,534)	5,901
Changes in operating assets and liabilities:
Trade and other receivables		(3,324)	(2,101)
Inventories		1,261	599
Prepaid expenses		79	299
Accounts payable and accrued liabilities		12,657	(2,158)
Provisions		316	151

		10,989	(3,210)

		2,455	2,691
Financing:
Repayment of long-term obligation		(5,390)	(5,196)
Proceeds from issue of common shares		16,501	–
Share issue costs		(1,425)	(25)
Proceeds from exercise of stock options		29	222
Proceeds from exercise of broker warrants	18(a)	298	144
Proceeds from exercise of broker options	18(a)	538	–
Proceeds from exercise of common share purchase warrants		7,143	–

		17,694	(4,855)
Investing:
Acquisition of intangible assets	13	(53)	(1,568)
Acquisition of property and equipment	12	(42)	(31)
Proceeds from sale of bonds and money market funds		32,422	39,713
Acquisition of bonds and money market funds		(53,029)	(50,692)
Proceeds from prepayment of derivative financial assets		–	4
Acquisition of prepayment of derivative financial assets		(59)	–

		(20,761)	(12,574)

Net change in cash		(612)	(14,738)

Cash, beginning of year		1,059	15,350

Effect of foreign exchange on cash		1,313	447

Cash, end of year		$1,760	$1,059

See Note 21 for other information.

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, 5th floor, Montréal, Québec, H3A 1T8.

1.	Basis of preparation:

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 6, 2018.

Basis of measurement

The Company’s consolidated financial statements have been prepared on a going concern and historical cost bases, except for available-for-sale financial assets, derivative financial assets, liabilities related to the stock options plans, and the warrant liability, which are measured at fair value.

The methods used to measure fair value are discussed further in Note 24.

Functional and presentation currency

Effective December 1, 2014, the Company’s functional currency is the United States dollar (“USD”).

These consolidated financial statements are presented in Canadian dollars (“CAD”) since management believes that this currency is more useful for the users of the consolidated financial statements. The exchange difference resulting from the translation of the consolidated financial statements from USD to CAD is included in “Accumulated other comprehensive income” presented in equity.

All financial information presented in CAD has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

1.	Basis of preparation (continued):

Use of estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.

Judgments in applying accounting policies

Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Revenue

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including up-front payments, milestone payments, research services, royalties and licence fees and sale of goods.

Milestone payments related to ibalizumab

The determination of probability to pay the milestones related to the commercialization rights to ibalizumab is subject to critical judgements (Note 13).

Key sources of estimation uncertainty

Key sources or estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Sales promotional programs

Management uses judgment in estimating provisions for sale deductions such as cash discounts, allowances, returns, rebates, chargebacks and distribution fees (see Notes 2(i) and 4 for additional information).

Royalties payable

Management uses judgment in estimating the amount of royalties payable under the terms of agreement terminating the collaboration and licensing agreement with EMD Serono, Inc. (the “EMD Serono Termination Agreement”) (Note 25(a)). The amount estimated is calculated as a percentage of net sales of its products realized by the Company’s licensees. Net sales are provided by licensees or estimated by management using estimates of revenues from product sales less the licensees estimates for cash discounts, allowances, rebates and chargebacks.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

1.	Basis of preparation (continued):

Use of estimates and judgments (continued)

Key sources of estimation uncertainty (continued)

Other

Other areas of judgment and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement and recoverability of intangible assets, the measurement of derivative financial assets, and the measurement of the long-term obligation and share-based arrangements.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

2.	Significant accounting policies:

The accounting policies have been applied consistently by the subsidiaries of the Company.

Basis of consolidation

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Intercompany balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Foreign currencies

Transactions in foreign currencies are translated to the functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the reporting year, adjusted for effective interest and payments during the reporting year, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction. Foreign currency differences arising on translation are recognized in net profit, except for differences arising on the translation of available-for-sale equity instruments, which are recognized in other comprehensive income. The foreign exchange gain or loss arising from the conversion of the consolidated financial statements from USD, its functional currency to CAD and its reporting currency, is recorded in accumulated other comprehensive income.

Revenue recognition

Collaboration agreements that include multiple deliverables are considered to be multi-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include up-front payments, milestone payments, research services, royalties and licence fees, and payments for sale of goods. Revenues for each unit of accounting are recorded as described below.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Revenue recognition (continued)

(i)	Net sales

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods is recognized net of estimated cash discounts, allowances, returns, rebates, chargebacks and distribution fees paid to its wholesalers at the time the related revenue is recorded or when the incentives are offered. The Company offers cash discounts for prompt payment to wholesalers. Cash discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company is subject to rebates on sales made under governmental and commercial rebate programs, and chargebacks on sales made to government agencies and retail pharmacies. Rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms. Distribution fees are estimated based on contractual terms with distributors.

(ii)	Royalties and licence fees

Royalties and licence fees are recognized when conditions and events under the licence agreement have occurred, the Company can make a reasonable estimate of the amount earned and collectibility is reasonably assured.

(iii)	Research services

Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Up-front payments and initial technology access fees

Up-front payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.

(b)	Milestone payments

Revenues subject to the achievement of milestones are recognized only when the specified events have occurred and collectibility is reasonably assured.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Cost of sales

Cost of goods sold

Cost of goods sold includes the cost of raw materials, supplies, direct labour and overhead charges allocated to goods sold.

Unallocated production costs

Unallocated production costs include unallocated indirect costs related to production as well as write-downs of inventories.

Royalties

Royalties include royalties payable under the EMD Serono Termination Agreement (Note 25(a)).

Employee benefits

Salaries and short-term employee benefits

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Québec Pension Plan and employment insurance.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Finance income and finance costs

Finance income comprises interest income on available-for-sale financial assets and gains (losses) on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in net profit using the effective interest method.

Finance costs comprise bank charges, accretion expense on the long-term obligation, impairment losses on financial assets recognized in net profit, changes in fair value of liabilities and derivatives, unrealized foreign currency gain or loss on long-term obligation and other foreign currency gains and losses which are reported on a net basis.

Inventories

Inventories are presented at the lower of cost, determined using the first-in, first-out method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials into finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business less the estimated costs of completion and selling expenses.

Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of work in progress inventory is equal to the value of material provided by the Company plus all conversion work performed by third party suppliers.

Derivative financial instruments

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the year in which they occur.

Property and equipment

Recognition and measurement

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Property and equipment (continued)

Recognition and measurement (continued)

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of items of property and equipment are recognized in net profit or loss as incurred.

Depreciation

The estimated useful lives, methods of depreciation and depreciation rates and period are as follows:

Asset	Method	Rate/period
Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years
Office furniture and equipment	Declining balance	20%

The method of depreciation is selected based on the most closely expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Intangible assets (continued)

Research and development (continued)

Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the years ended November 30, 2017 and 2016, no development expenditures were capitalized.

Commercialization rights

Commercialization rights acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent changes in the fair value of the contingent considerations on acquisition of intangible assets are recorded in the cost of the asset. Commercialization rights - EGRIFTA® are amortized at fixed rates based on their estimated useful life of 111 months on a straight-line basis. Commercialization rights - ibalizumab will be amortized after marketing approval of ibalizumab is obtained.

The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.

Financial instruments

The Company’s financial instruments are classified into one of three categories: loans and receivables, available-for-sale financial assets and other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its bonds as available-for-sale financial assets. The Company has presented its bonds with a maturity of less than 12 months as current assets. The Company has classified cash and trade and other receivables as loans and receivables and accounts payable and accrued liabilities, as well as long-term obligation, have been classified as other financial liabilities.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Financial instruments (continued)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit.

Financial assets and liabilities are initially recognized on the date on which they originate at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Leases

Operating lease payments are recognized in net profit on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net profit over the term of the lease on a straight-line basis.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each financial statement reporting date to determine whether there is objective evidence that it is impaired. The Company considers that a financial asset is impaired if objective evidence indicates that one or more loss events had a negative effect on the estimated future cash flows of that asset and if the effect can be estimated reliably.

An impairment test is performed on an individual basis for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in net profit.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net profit and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net profit.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Impairment (continued)

Financial assets (continued)

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains (losses) on available-for-sale financial assets in equity, to net profit. The cumulative loss that is removed from other comprehensive income and recognized in net profit is the difference between the acquisition cost, net of any principal repayment and amortization and the current fair value, less any impairment loss previously recognized in net profit. Changes in impairment provisions attributable to time value are reflected as a separate component of interest income.

If, in a subsequent year, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in net profit, then the impairment loss is reversed, with the amount of the reversal recognized in net profit. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (“cash-generating unit”). The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. Impairment losses recognized in prior years are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through the reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Chargebacks and rebates

Chargebacks and rebates are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms.

Returns

Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company reviews its methodology and adequacy of the provision for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.

Contingent liability

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be estimated reliably.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in net profit except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Income taxes (continued)

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future years. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax liability is generally recognized for all taxable temporary differences.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share-based compensation

Stock option plan

The Company records share-based compensation related to employee stock options granted using the fair-value-based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the options. The amount recognized as an expense is adjusted to reflect the number of options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of options that do meet the related service conditions at the vesting date.

Share-based payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Share-based payment arrangements in which the Company purchases assets or receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Share-based compensation (continued)

Deferred stock unit plan

The deferred stock units (“DSUs”) are totally vested on the date of grant and are settled in cash. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded on the date of grant in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized on the date of grant. The liability is adjusted to reflect any change in the market value of common shares.

Research and development

The Company elected to account for non-refundable research and development tax credits under IAS 20, Accounting for Governmental Grants and Disclosures of Governmental Assistance. Non-refundable research and development tax credits are included in earnings against gross research and development expenses or deducted from the related assets, provided there is reasonable assurance that the Company has complied and will comply with the conditions related to the tax credits and that the credits will be received.

Share capital

(i)	Common shares

Common shares are classified as equity.

(ii)	Warrants

Warrants issued in the functional currency of the Company are classified as equity.

Warrants issued in a currency that is not the functional currency of the Company are classified as a warrant liability.

(iii)	Transaction costs

Costs directly attributable to the issue of common shares and warrants are recognized on a pro rata basis in equity, net of any tax effects, except for those costs attributable to warrants classified as a warrant liability where such costs are expensed in profit or loss.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

2.	Significant accounting policies (continued):

Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding, adjusted for own shares held if applicable, and taking into consideration all dilutive potential common shares, which consist of the outstanding stock options and warrants.

3.	Recent changes in accounting standards:

Amendments adopted

Amendments to IAS 1

In December 2014, the IASB issues amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The adoption of these amendments, which did not require any change to current accounting practices, had no impact on the Company’s financial statements.

New or revised standards and interpretations issued but not yet adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities.

The amendments apply prospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company intends to adopt the amendments to IAS 7 in its financial consolidated statements for the annual period beginning on December 1, 2017. The Company does not expect the amendments to have a material impact on the financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

3.	Recent changes in accounting standards (continued):

New or revised standards and interpretations issued but not yet adopted (continued)

Amendments to IFRS 2

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-based Payment, clarifying how to account for certain types of share-based payment transactions.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical expedient, the amendments can be applied prospectively. Retrospective application is permitted if information is available without the use of hindsight.

The amendments provide requirements on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

•	share-based payment transactions with a net settlement feature for withholdings tax obligations; and

•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company will adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on December 1, 2018. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRS 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services.

On April 12, 2016, the IASB issued Clarification to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

3.	Recent changes in accounting standards (continued):

New or revised standards and interpretations issued but not yet adopted (continued)

IFRS 15, Revenue from Contracts with Customers (continued)

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company will adopt IFRS 15 and the clarification in its financial statements for the annual period beginning on December 1, 2018. Based on a preliminary assessment, the Company does not expect the standard to have a material impact on the financial statements.

IFRS 9, Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9 standard.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions.

IFRS 9 introduces new requirements for the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities.

It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment.

The Company will adopt IFRS 9 in its financial statements for the annual period beginning on December 1, 2018. The Company does not expect the standard to have a material impact on the financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

3.	Recent changes in accounting standards (continued):

New or revised standards and interpretations issued but not yet adopted (continued)

IFRS 16, Leases

On January 13, 2016, the IASB issued IFRS 16, Leases.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17, Leases.

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on December 1, 2019. The extent of the impact of adoption of the standard has not yet been determined, but the Company expects the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration.

The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

The Interpretation is applicable for annual periods beginning on or after January 1, 2018.

The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

3.	Recent changes in accounting standards (continued):

New or revised standards and interpretations issued but not yet adopted (continued)

IFRIC 22, Foreign Currency Transactions and Advance Consideration (continued)

The Interpretation may be applied either:

•	Retrospectively; or

•	Prospectively to all assets, expenses and income in the scope of the interpretation initially recognized on or after:

•	The beginning of the reporting period in which the entity first applies the Interpretation; or

•	The beginning of a prior reporting period presented as comparative information in the financial statements.

The Company will adopt the Interpretation in its financial statements for the annual period beginning on December 1, 2018. The Company does not expect the Interpretation to have material impact on the financial statements.

4.	Revenue and deferred revenue:

On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), along with two statements of work (“RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acts as the Company’s exclusive third-party logistic service provider for all of the Company’s products in the United States and, as such, provides warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as the Company’s exclusive third-party distributor of EGRIFTA® in the United States. In such role, RxCrossroads purchases EGRIFTA® from the Company and takes title thereto, when the goods arrive in their warehouse. RxCrossroads’ purchases of EGRIFTA® are triggered by its expectations of market demand over a certain period of time. With respect to EGRIFTA®, RxCrossroads fulfills orders received from authorized wholesalers and delivers EGRIFTA® directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of our network of specialty pharmacies. See Note 26.

On November 1, 2017, we entered into amended and restated RxCrossroads Agreements to add ibalizumab as a potential product to be sold in the United States. These amended and restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014. No revenue is received from sales of ibalizumab since it is not approved.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

4.	Revenue and deferred revenue (continued):

The Company commercializes EGRIFTA® directly in Canada using a distributor and also has agreements in place for the distribution and commercialization of EGRIFTA® in markets outside of the United States and Canada. In each case, the commercial partner is responsible for the distribution and marketing of EGRIFTA®.

5.	Personnel expenses:

	Note	2017	2016

Salaries and short-term employee benefits		$4,771	$4,052
Post-employment benefits		256	242
Share-based compensation	18(d)	1,015	563
		$ 6,042	$ 4,857

6.	Selling and market development expenses:

	Note	2017	2016

Selling and market development expenses		$24,049	$12,651
Amortization of intangible assets	13	1,968	2,007
		$ 26,017	$ 14,658

7.	Finance income and finance costs:

	Note	2017	2016

Interest income		$338	$104

Finance income		338	104

Accretion expense	16	(1,371)	(1,930)
Bank charges		(42)	(51)
Net foreign currency gain		466	10
Loss on financial instruments carried at fair value	7,18(b)	(6,797)	(1,022)
Gain on expired common share purchase warrants	17	54	–

Finance costs		(7,690)	(2,993)
Net finance cost recognized in net profit or loss		$(7,352)	$(2,889)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

7.	Finance income and finance costs (continued):

Recognized in other comprehensive income:

	2017	2016

Net change in fair value of available-for-sale financial assets, net of tax	$ (99)	$(4)
Finance costs recognized in other comprehensive income, net of tax	$ (99)	$(4)

8. Bonds and money market funds:
	2017	2016

Bonds	$16,602	$4,132

Money market funds	14,567	6,412
	31,169	10,544
Current portion	(21,303)	(6,644)

Non-current portion	$9,866	$3,900

As at November 30, 2017, bonds were interest-bearing available-for-sale financial assets with stated interest rates from 1.3% to 4.8% and had an average maturity of 1.5 year.

As at November 30, 2016, bonds were interest-bearing available-for-sale financial assets with stated interest rates from 1.6% to 2.6% and had an average maturity of 1.33 year.

9.	Trade and other receivables:

	2017	2016

Trade receivables	$9,617	$6,674
Sales tax receivable	92	30
Other receivables	28	6

	$ 9,737	$ 6,710

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

10.	Tax credits and grants receivable:

		2017		2016

Balance, beginning of year	$	–	$	–
Investment tax credits and grants received		–		(639)
Investment tax credits and grants recognized in net profit		–		639

Balance, end of year	$	–	$	–

Tax credits and grants receivable comprise research and development investment tax credits receivable from the Québec government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.

The Company has unused and unrecorded non-refundable federal tax credits which may be used to reduce future income tax and expire as follows:

2024	$ 619
2025	1,774
2026	2,178
2027	3,001
2028	3,329
2029	2,243
2030	1,111
2031	777
2032	407
2033	269
$ 15,708

11.	Inventories:

	2017	2016

Raw materials	$6,765	$8,030
Work in progress	–	450
Finished goods	2,574	3,785
	$ 9,339	$ 12,265

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

11.	Inventories (continued):

In 2017, the Company recorded an inventory provision of $22 on raw materials (2016 - $3), $1,132 on work in progress (2016 - nil) and $38 on finished goods (2016 - $1), and a reversal of $48 (2016 - nil) on raw material and nil on work in progress (2016 - $40). The net inventory provision was recorded in cost of sales as other production-related (income) costs in the amount of $1,170 (2016 - nil) and a reversal of $26 (2016 - nil) was recorded in cost of goods sold.

The write-downs in 2017 related to losses incurred during the conversion of raw materials to finished goods and losses associated with expired goods.

12.	Property and equipment:

	Computer equipment	Laboratory equipment	Office furniture and equipment	Total
	$	$	$	$

Cost
Balance as at November 30, 2015	130	167	91	388

Additions	32	–	4	36
Disposals	(50)	(125)	–	(175)
Effect of changes in exchange rates	(7)	(21)	–	(28)

Balance as at November 30, 2016	105	21	95	221

Additions	–	42	–	42
Effect of changes in exchange rates	(4)	(2)	(4)	(10)
Balance as at November 30, 2017	101	61	91	253

Accumulated depreciation
Balance as at November 30, 2015	120	81	76	277

Depreciation	16	82	3	101
Effect of change in exchange rates	(8)	(21)	–	(29)
Disposals	(50)	(125)	–	(175)

Balance as at November 30, 2016	78	17	79	174

Depreciation	13	8	3	24
Effect of change in exchange rates	(3)	(1)	(3)	(7)
Balance as at November 30, 2017	88	24	79	191

Net carrying amounts
November 30, 2016	27	4	16	47

November 30, 2017	13	37	12	62

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

12.	Property and equipment (continued):

Depreciation expense for the year has been recorded in the following accounts in the consolidated statements of comprehensive income:

	2017	2016

Research and development expenses	$ 7	$ 8
Selling and market development expenses	4	83
General and administrative expenses	6	10
Cost of good sold	7	–
	$ 24	$ 101

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

13.  Intangible assets:

	Commercialization rights - ibalizumab North American Territory	Commercialization rights - ibalizumab European Territory	Commercialization rights - EGRIFTA®	Total
Cost

Balance as at November 30, 2015	$–	$–	$18,749	$18,749

Additions	6,788	–	–	6,788
Effect of changes in exchange rates	203	–	107	310
Balance as at November 30, 2016	6,991	–	18,856	25,847

Additions	–	4,075	–	4,075
Effect of changes in exchange rates	(280)	(136)	(754)	(1,170)

Balance as at November 30, 2017	$6,711	$3,939	$18,102	$28,752

Accumulated amortization

Balance as at November 30, 2015	$–	$–	$3,195	$3,195

Additions	–	–	2,007	2,007
Effect of changes in exchange rates	–	–	40	40
Balance as at November 30, 2016	–	–	5,242	5,242

Amortization	–	–	1,968	1,968
Effect of changes in exchange rates	–	–	(230)	(230)

Balance as at November 30, 2017	$–	$–	$6,980	$6,980

Carrying amounts

November 30, 2017	$6,711	$3,939	$11,122	$21,772
November 30, 2016	6,991	–	13,614	20,605

The amortization expense is included in selling and market development expenses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

13.	Intangible assets (continued):

Commercialization rights - ibalizumab

On March 18, 2016, the Company entered into a distribution and marketing agreement with Biologics, Inc. (“TaiMed”). On March 6, 2017, the Company entered into an amended and restated distribution and marketing agreement with TaiMed (“TaiMed Agreement”) granting the Company the exclusive right to market and distribute ibalizumab in Canada and in the United States (collectively, the “North American Territory”) as well as in European Union countries and other countries such as Israel, Norway, Russia and Switzerland (collectively, the “European Territory”). The TaiMed Agreement has a 12-year term that will expire on a country-by-country basis calculated from the date of approval of ibalizumab in each of the countries covered under the TaiMed Agreement. TaiMed is responsible to manufacture and supply ibalizumab under the TaiMed Agreement.

Commercialization rights - ibalizumab in the North American Territory

Under the terms of the TaiMed Agreement, TaiMed is responsible to develop ibalizumab and to seek its approval from the FDA, whereas the Company is responsible, but has no obligation, to seek approval of ibalizumab from Health Canada. The transfer price of ibalizumab has been determined at 52% of its net selling price with an additional amount equal to 10% of its net selling price in the relevant country payable to TaiMed until such additional amount equals US$5,500.

Initial payments

Under the TaiMed Agreement, the Company will make an initial payment of US$5,000 and will make further several milestone payments in exchange for the right to commercialize ibalizumab and the right to use TaiMed’s trademark in the North American Territory.

The initial payment of US$5,000 is to be made in accordance with the following:

(i)	US$1,000 was paid in cash at the signature of the TaiMed Agreement entered into in March 2016;

(ii)

US$1,000 through the issuance of 957,169 Company’s common shares, the common shares will be issued after the date on which both the first commercial sale of ibalizumab will be recorded and evidence that a manufacturing agreement has been entered into between TaiMed and its manufacturing subcontractor;

(iii)

US$2,000 through the issuance of the Company’s common shares based on the volume weighted average trading price of the common shares for the five business days immediately preceding the date of the marketing approval of ibalizumab in the United States; and

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

13.	Intangible assets (continued):

Initial payments (continued)

(iv)

US$1,000 through the issuance of the Company’s common shares based on the volume weighted average trading price of the common shares for the five business days immediately preceding the date of the first commercial sale of ibalizumab in the United States by the Company.

The Company recorded as additions to intangible assets during 2016 related to the TaiMed Agreement an amount of $6,788, which is represented by the cash payment of $1,304 (US$1,000) at the signature of the agreement, the share-based payment of $5,215 (US$4,000) and $269 of acquisition costs. The intangible asset will be amortized after the marketing approval of ibalizumab.

As the share-based payment of $5,215 (US$4,000) is equity settled, the Company recognized a corresponding increase in equity. Since the common shares have not been issued yet, the increase in equity is recorded in contributed surplus. Upon the issuance of the common shares, this amount will be reclassified in the share capital.

Commercial milestone payments

As further consideration under the TaiMed Agreement, the Company shall make the following one-time payment upon the first occurrence of the following commercial events:

Commercial milestone	Commercial milestone payment
(i) Achieving aggregate net sales of US$20,000 over four consecutive quarters of the Company’s financial year	US$7,000 payable in two equal annual installments of US$3,500
(ii) Upon first achieving annual net sales of US$200,000	US$10,000
(iii) Upon first achieving annual net sales of US$500,000	US$40,000
(iv) Upon first achieving annual net sales of US$1,000,000	US$100,000

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

13.	Intangible assets (continued):

Commercial milestone payments (continued)

The Company will also pay TaiMed development milestones for ibalizumab. A US$3,000 milestone (payable in two equal annual installments of US$1,500) is due upon the date of the first commercial sale of a once every two weeks intramuscular or subcutaneous route of administration. TaiMed is also planning a larger Phase III trial using ibalizumab with a once every four weeks intramuscular or subcutaneous route of administration to address a much broader patient population. This development milestone will consist of an upfront milestone payment of up to US$50,000 depending on the size of the newly targeted population, which will be paid quarterly, based on a percentage of net sales generated by ibalizumab.

Commercialization rights - ibalizumab in the European Territory

Pursuant to the terms of the TaiMed Agreement, the Company will assume regulatory responsibilities and all costs related thereto to seek the approval of ibalizumab in the European Territory. TaiMed will assume the conduct and all costs related to additional clinical trials which could be mandated by the European Medicines Agency (or required under applicable law) in connection with seeking the marketing approval of ibalizumab in the European Territory. However, the Company and TaiMed will share equally the costs of any clinical trials imposed by a regulatory authority in the European Territory after the approval of ibalizumab.

The transfer price of ibalizumab has been determined at 52% of the net selling price of ibalizumab in a country forming part of the European Territory on annual net sales of ibalizumab in such country up to, or equal to US$50,000. If annual net sales of ibalizumab in the European Territory exceed US$50,000, the transfer price for sales occurring in a country forming part of the European Territory will be equal to 52% of the net selling price on sales of up to US $50,000 of ibalizumab in such country, plus an amount equal to 57% of the net selling price of ibalizumab in such country calculated on that portion of annual net sales in the European Territory that exceeds US$50,000.

Initial and milestone payments

The TaiMed Agreement also provides for the following development, launch and sales milestones paid or to be paid by the Company to TaiMed:

-	An upfront payment of US$3,000, which was paid through the issuance of 906,077 common shares of the Company on March 17, 2017;

-

An approval milestone payment representing 50% of the costs of the clinical trials and all associated development activities incurred by TaiMed, if any, to obtain marketing approval of ibalizumab in the European Union countries, payable quarterly and equal to 5% of net sales recorded in each quarter;

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

13.	Intangible assets (continued):

Initial and milestone payments (continued)

-	A launch milestone payment of US$10,000 payable to TaiMed as follows:

•	US$5,000 one year after the first commercial sale of ibalizumab; and

•	US$5,000 one year after reaching net sales in the European Territory aggregating US$50,000 over four consecutive quarters;

-	A milestone of US$10,000 upon net sales in the European Territory aggregating US$150,000 over four consecutive quarters;

-	A milestone of US$20,000 upon net sales in the European Territory aggregating US$500,000 over four consecutive quarters; and

-	A milestone of US$50,000 upon net sales in the European Territory aggregating US$1,000,000 over four consecutive quarters.

As a result of the TaiMed Agreement, the Company recorded as additions to intangible assets during 2017 an amount of $4,075, which is represented by the payment of $4,001 (US$3,000) paid through the issuance of 906,077 common shares of the Company and $74 of acquisition costs. The intangible assets will be amortized after the product launch of ibalizumab in the first country within the European Territory.

The commercial milestone payments will be accrued and recorded in the cost of the intangible asset when it is probable that they will be paid. The commercial milestone payments represent licence fee consideration and, therefore, will be added to the cost of the intangible asset as the Company’s accounting policy considers changes in fair value against the asset’s cost. In order to demonstrate that the commercial milestone payment is probable, the product will need to have been launched and there should be a sufficient history of sales to have a reasonable expectation that the commercial milestone payments will be reached. As at November 30, 2017, no commercial milestone payments were recognized.

14.	Accounts payable and accrued liabilities:

	Note	2017	2016

Trade payables		$6,968	$3,114
Accrued liabilities and other payables		13,642	5,796
Salaries and benefits due to related parties	27	660	363
Employee salaries and benefits payable		509	342
Liability related to deferred stock unit plan	18(b)	1,422	601
		$ 23,201	$ 10,216

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

15. Provisions:

	Chargebacks and rebates	Returns	Total

Balance as at November 30, 2015	$284	$20	$304

Provisions made	3,026	2	3,028
Provisions used	(2,878)	(2)	(2,880)
Effect of changes in exchange rate	1	–	1

Balance as at November 30, 2016	433	20	453

Provisions made	5,403	103	5,506
Provisions used	(5,182)	(7)	(5,189)
Effect of changes in exchange rate	(15)	(2)	(17)

Balance as at November 30, 2017	$639	$114	$753

16. Long-term obligation:

		2017	2016

Early Termination Fee		$9,219	$13,567
Current portion		(4,676)	(4,665)

		$4,543	$8,902

Under the terms of the EMD Serono Termination Agreement entered into on December 13, 2013, the Company agreed to pay an early termination fee of US$20,000 (the “Early Termination Fee”). ln 2015, the Company restructured the amount and payment terms of the Early Termination Fee. Under the new terms, payments totalling US$4,168 were paid in 2015 (previously US$4,000). The remaining annual payments of US$4,000 were unchanged and are due on May 1 of each year beginning on May 1, 2016 up to May 1, 2019, bringing the total Early Termination Fee to US$20,168 as at November 30, 2017, of which US$8,000 remains payable.

The obligation is initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments, discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

16. Long-term obligation (continued):

The movement in the long-term obligation for the current periods is as follows:

Balance as at November 30, 2016	$13,567

Payment	(5,390)
Accretion expense	1,371
Effect of changes in exchange rate	(329)

Balance as at November 30, 2017	$9,219

The long-term obligation of $10,314 (US$8,000) payable consists of the following as at November 30, 2017:

	Capital	Imputed interest	Total

	$	$	$
Less than one year	4,003	1,154	5,157
Between one and five years	4,543	614	5,157

	8,546	1,768	10,314

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

17. Warrant liability:

On August 6, 2015, the Company closed a public offering of 4,600,000 units, each unit consisting of one common share and one-half of a common share purchase warrant of the Company, with each warrant exercisable for a period of 24 months from the date of closing of the offering at an exercise price of $3.00 per share. Under IFRS, the prescribed accounting treatment for warrants issued with an exercise price denominated in a foreign currency is to classify these warrants as a liability measured at fair value. At each subsequent reporting date, the warrants are remeasured at their fair value and the change in fair value is recognized through profit or loss. Details related to the warrant liability are summarized below:

	Number of warrants	Liability amount

		$
Balance as at November 30, 2015	2,300,000	702

Change in fair value of warrant liability	–	1,025
Foreign currency loss	–	21

Balance as at November 30, 2016	2,300,000	1,748

Exercise of common share purchase warrants	(2,288,900)	(8,348)
Change in fair value of warrant liability	–	6,806
Foreign currency loss	–	(152)
Gain on expired common share purchase warrants	(11,100)	(54)

Balance as at November 30, 2017	–	–

The common share purchase warrants expired in August 2017.

18. Share capital:

Authorized in unlimited number and without par value:

Common shares;

Preferred shares issuable in one or more series.

All issued shares were fully paid on November 30, 2017 and 2016.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(a)  Public offering

On December 5, 2016, the Company completed a public offering for the sale and issuance of 5,323,000 common shares for a gross cash consideration of $16,501. The Company granted the underwriters an over-allotment option for the sale and issue 798,450 additional common shares at an issue price of $3.10 per share, exercisable for a period of 30 days from the date of the closing. The over-allotment option was not exercised. The Company also issued broker options for the sale and issue of 212,920 common shares at an issue price of $3.10 per share, exercisable for a period of 18 months from the date of the closing. As at November 30, 2017, 173,530 broker options were exercised for a cash consideration of $538. The fair value of the broker options amounted to $183 and has been recorded in the share issue costs, which totaled $1,608. The fair value of the broker options was determined using the Black-Scholes model and the following assumptions:

Risk-free interest rate	0.73%
Expected volatility	64.1%
Estimated life in years	1.5 year
Grant-date share price	$2.95
Broker option exercice price	$3.10

In January 2017, the remaining 124,000 broker warrants, issued in 2015, were exercised and 124,000 common shares and 62,000 common share purchase warrants were issued for a cash consideration of $298.

As at November 30, 2017, all of the 92,000 common share purchase warrants issued to brokers following the exercise of broker warrants were exercised for a cash consideration of $276.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(b) Deferred stock unit plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”) and, in April 2013, the Board of Directors suspended the issuance of new deferred stock units (“DSUs”). In May 2017, the Board of Directors decided to resume the granting of new deferred DSUs. The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and to better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and Chair of the Board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is used to determine the number of DSUs a Beneficiary may be granted or the value to be paid to a Beneficiary upon redemption. This value is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which the Company is entitled to grant DSUs, or on the date on which a Beneficiary redeems them, and during the four previous trading days.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

DSUs are totally vested at the grant date. In the case of DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of directors, the expense related to DSUs and their liabilities are recognized at the grant date. During the year ended November 30, 2017, $60 (2016 - nil) was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2017, a loss of $761 (2016 - loss of $280) was recognized due to the change in the fair value of DSUs. This loss is included in gain (loss) on financial instruments carried at fair value within finance costs (Note 7). As at November 30, 2017, the Company had a total of 204,591 DSUs outstanding (2016 - 197,015 DSUs) and a liability related to the DSUs of $1,422 (2016 - liability of $601).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(b)   Deferred stock unit plan (continued)

Cash-settled forward stock contracts

To protect against fluctuations in the value of DSUs, the Company entered into cash-settled forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 2017, the cash-settled forward stock contracts outstanding correspond to a total of 204,591 common shares (2016 - 197,015 common shares) at a price of $7,82 per share (2016 - $0.32 per share) expiring on December 17, 2018 (2016 - November 30, 2017). As at November 30, 2017, the fair value of cash-settled forward stock contracts was $1,444 (2016 -$615) and is recorded in derivative financial assets. During the year ended November 30, 2017, a gain of $770 (2016 - gain of $283) related to the change in fair value of derivative financial assets was recognized within finance costs (Note 7).

(c)   Shareholder rights plan

On April 15, 2016, the Company’s Board of Directors approved the amendment and renewal of the shareholder rights plan and, on the same date, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Plan”). The Plan was approved by the shareholders on May 17, 2016. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the closure of the Company’s annual meeting of shareholders in 2019 unless the Plan is reconfirmed and approved by shareholders at such meeting.

The rights issued under the Plan will initially attach to and trade with the common shares, and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Plan, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the acquiring person and related parties, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last 20 trading days preceding the common share acquisition date (as defined in the Plan’s rights).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(c)   Shareholder rights plan (continued)

Under the Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than 105 days. If, at the end of 105 days, at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, has been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(d)   Stock option plan

The Company has established a stock option plan under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 6,580,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to five years. As at November 30, 2017, 2,200,306 options could still be granted by the Company (2016 - 2,352,306).

All options are to be settled by the physical delivery of the common shares.

Changes in the number of options outstanding during the past two years were as follows:

	Number of options	Weighted average exercise price per option

Options as at November 30, 2015	2,092,835	$1.98
Granted	625,000	2.08
Expired	(155,000)	2.31
Exercised (share price: $2.32)	(320,466)	0.69

Options as at November 30, 2016	2,242,369	$2.17
Granted	350,000	6.13
Expired	(198,000)	9.25
Exercised (share price: $5.85)	(58,474)	0.50

Options outstanding as at November 30, 2017	2,335,895	$2.21

Options exercisable as at November 30, 2017	1,507,831	$1.69

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(d)   Stock option plan (continued)

The following table provides stock option information as at November 30, 2017:

Price range	Number of options outstanding	Weighted average remaining life	Weighted average exercise price
$		(years)	$

0.25 - 1.19	962,560	5.94	0.62
1.20 - 1.80	201,335	1.05	1.80
1.81 - 2.00	30,000	1.32	1.84
2.01 - 2.75	620,000	8.39	2.07
2.76 - 3.75	5,000	8.98	3.10
3.76 - 4.60	130,000	2.02	3.84
4.61 - 6.00	305,000	8.68	5.84
6.01 - 9.00	82,000	8.67	6.88

	2,335,895	6.35	2.21

During the year ended November 30, 2017, $1,015 (2016 - $563) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2017 and 2016 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2017	2016

Risk-free interest rate	1.52%	1.09%
Expected volatility	55%	79.2%
Average option life in years	8 years	8 years
Grant-date share price	$6.13	$2.08
Option exercise price	$6.13	$2.08

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(d)  Stock option plan (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2017 and 2016:

	Number of options	Weighted average grant date fair value

2017	350,000	$ 3.43
2016	625,000	1.45

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

18. Share capital (continued):

(e)  Earnings per share

The calculation of basic earnings per share was based on the net (loss) profit attributable to common shareholders of the Company of $(18,450) (2016 - $410) and a weighted average number of common shares outstanding of 73,468,903 (2016 - 65,812,579), calculated as follows:

	2017	2016

Issued common shares as at December 1	65,996,069	65,615,603
Effect of share options exercised	33,713	189,107
Effect of public issue of common shares	5,264,666	–
Effect of broker warrants exercised	111,391	7,869
Effect of broker options exercised	86,572	–
Effect of common shares purchase warrants exercised	1,333,550	–
Effect of issue of common shares - TaiMed	642,942	–

Weighted average number of common shares	73,468,903	65,812,579

The calculation of diluted earnings per share was based on a weighted average number of diluted common shares calculated as follows:

	2017	2016

Weighted average number of common shares	73,468,903	65,812,579
Effect of potential dilutive share options	–	783,229

Weighted average number of diluted common shares	73,468,903	66,595,808

For the year ended November 30, 2017, a number of 2,335,895 share options, and 39,390 broker options, that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

19.  Income taxes:

The following table presents the components of the current and deferred tax expenses:

		2017		2016

Current tax expense	$	–	$	639

Deferred tax expense
Origination and reversal of temporary differences	$	(2,957)	$	2,331
Change in unrecognized deductible temporary differences		2,957		(2,331)
Other		–		–

Total deferred tax expense	$	–	$	–

Total current and deferred tax expense	$	–	$	639

Reconciliation between effective and applicable tax amounts:

		2017		2016

Income taxes at domestic tax statutory rate	$	(4,945)	$	282
Change in unrecognized deductible temporary differences		2,957		(2,331)
Non-deductible expenses and other		1,988		2,688

	$	–	$	639

The applicable statutory tax rates were 26.8% in 2017 and 26.9% in 2016. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

19.  Income taxes (continued):

Unrecognized deferred tax assets

As at November 30, unrecognized deferred tax assets were as follows:

		2017		2016

Long term
Research and development expenses	$	30,891	$	31,068
Non-capital losses		36,612		33,654
Property and equipment		507		559
Intellectual property and patent fees		3,836		3,836
Available deductions and other		4,819		4,591

	$	76,665	$	73,708

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, it has not recognized any amount in the consolidated statements of financial position.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

19.  Income taxes (continued):

As at November 30, 2017 and 2016, the amounts and expiry dates of tax attributes for which no deferred tax asset was recognized were as follows:

		2017		2016
	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$105,841	$130,571	$106,852	$131,235

Losses carried forward:
2027	3,529	3,519	1,653	1,515
2028	46,316	22,770	46,316	22,770
2029	19,484	16,467	19,484	16,467
2030	11,440	11,436	11,440	11,436
2031	23,559	20,913	23,559	20,913
2032	15,962	14,656	15,962	14,656
2033	11,469	11,361	11,469	11,361
2034	10,503	10,411	10,503	10,411
2037	9,335	9,322	–	–

Other temporary differences, without time limitation
Excess of tax value of property and equipment over carrying value	2,080	1,718	2,320	1,854
Excess of tax value of intellectual property and patent fees over carrying value	14,471	14,465	14,471	14,466
Available deductions and other	58,849	3,201	57,950	2,359

During the year ended November 30, 2016, deferred tax assets were recognized to offset deferred tax liabilities for an amount of $1,563 resulting from acquisition of intangible assets.

20.  Operating leases:

During the year ended November 30, 2017, an amount of $227 (2016 - $220) was recognized as an expense in respect of operating leases. Of the amount, $79 (2016 - $75) is included in general and administrative expenses, $69 (2016 - $78) is included in research and development expenses and $79 (2016 - $67) is included in selling and market development expenses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

21.  Other information:

(a)  Cash flow information

The Company entered into the following transactions which had no impact on its cash flows:

	2017	2016

Additions to intangible assets included in contributed surplus	$–	$5,215
Additions to intangible assets included in accounts payable and accrued liabilities	20	–
Share issue costs included in contributed surplus	183	–
Issue of common shares - TaiMed	4,001	–
Reclassification of warrant liability to share capital upon exercise of common share purchase warrants	8,348	–

22.  Financial instruments:

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

(a)  Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (see Note 26) and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $9,617 (2016 - $6,674), all of which were aged under 60 days. There was nil recorded as bad debt expense for the years ended November 30, 2017 and 2016. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high grade corporate bodies and money market funds (2017 - $31,169; 2016 - $10,544). As at November 30, 2017, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

22. Financial instruments (continued):

(b)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 23, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2017 and 2016:

					2017
	Carrying amount	Total	Less than 1 year	From 1 to 5 years	More than 5 years

Accounts payable and accrued liabilities	$23,201	$23,201	$23,201	$–	$–
Long-term obligation	9,219	10,314	5,157	5,157	–

	$32,420	$33,515	$28,358	$5,157	$–

					2016
	Carrying amount	Total	Less than 1 year	From 1 to 5 years	More than 5 years

Accounts payable and accrued liabilities	$10,216	$10,216	$10,216	$–	$–
Long-term obligation	13,567	16,115	5,372	10,743	–

	$23,783	$26,331	$15,588	$10,743	$–

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

22.	Financial instruments (continued):

(c)  Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than USD, primarily cash, sale of goods and expenses incurred in CAD.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the USD at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of comprehensive income. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its CAD denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2017 and 2016:

		2017

Cash	CAD	297
Bonds and money market funds		14,239
Trade and other receivables		253
Accounts payable and accrued liabilities		(5,229)

Total exposure	CAD	9,560

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

22. Financial instruments (continued):

(c)  Currency risk (continued)

		2016

Cash	CAD	177
Bonds and money market funds		4,135
Trade and other receivables		189
Accounts payable and accrued liabilities		(1,885)
Warrant liability		(1,748)

Total exposure	CAD	868

The following exchange rates are those applicable as at November 30, 2017 and 2016 to:

		2017		2016

	Average	Reporting	Average	Reporting
	rate	date rate	rate	date rate

CAD - USD	0.7684	0.7757	0.7528	0.7447

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CAD would have a positive or (negative) impact on net earnings as follows, assuming that all other variables remained constant:

		2017		2016

Positive impact	CAD	478	CAD	43

An assumed 5% weakening of the CAD would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

22.   Financial instruments (continued):

(d)  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Based on the value of the Company’s short- and long-term bonds as at November 30, 2017, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $124 (2016 - $27); an assumed increase in the interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2017 of $16,518 (2016 - $6,925), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $83 (2016 - $35); an assumed decrease of 0.5% would have had an equal but opposite effect.

23.    Capital management:

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities. The Company depends primarily on revenue generated by sales of EGRIFTA® in the United States and, from time to time, on public offerings of common shares in Canada.

The capital management objectives remain the same as for the previous year.

As at November 30, 2017, cash, bonds and money market funds amounted to $32,929 (2016 - $11,603). The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

23.  Capital management (continued):

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company is not subject to any externally imposed capital requirements.

24.  Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

Long-term obligation

The obligation is initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%. The Company has determined that the carrying value of the obligation approximates its fair value.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

24.  Determination of fair values (continued):

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value (Level 2) of the share-based payment arrangement to purchase the commercialization rights of ibalizumab has been determined using the fixed value to be paid in common shares. That value will remain the same even if the Company’s common share price fluctuates on the market.

The DSU liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

Warrant liability

The warrant liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price or adjusted quoted price in order to consider the bid and ask price in low-market trade activities.

25.  Commitments:

(a)  Royalties

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay EMD Serono, Inc. an increasing royalty (the “Royalties”) based on annual net sales. The Royalties started in January 1, 2016 and will be paid until a cumulative aggregate amount is reached or until December 31, 2023, the first of these events to occur.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

25.  Commitments (continued):

(b)   Leases

As at November 30, 2017 and 2016, the minimum payments required under the terms of the non-cancellable leases are as follows:

	2017	2016

Less than one year	$232	$228
One to five years	376	608

	$608	$836

(c)   Long-term procurement agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA®. As at November 30, 2017, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $4,945 (2016 - $1,974) for the manufacture of EGRIFTA® and for various services.

(d)   Credit facilities

The Company has a CA$1,500 revolving credit facility bearing interest at Canadian prime plus 1% and a US$1,000 revolving credit facility bearing interest at U.S. prime plus 1%. The Company’s assets have been given as collateral to secure these credit facilities. As at November 30, 2017, the Company did not have any borrowings outstanding under these facilities.

(e)   Post-approval commitments

In connection with its approval of EGRIFTA®, the Food and Drug Administration (“FDA”) has required the following three post-approval commitments:

•	to develop a single vial formulation of EGRIFTA®;

•	to conduct a long-term observational safety study using EGRIFTA®; and

•	to conduct a Phase 4 clinical trial using EGRIFTA®.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

25. Commitments (continued):

(e) Post-approval commitments (continued)

The Company had developed a single vial, 2mg/vial, presentation using the 1mg/vial formulation of EGRIFTA® in 2012, which was withdrawn from the market in 2014 due to manufacturing issues. In 2016, the Company proposed to the FDA to replace the development of the 2mg/vial presentation of the original formulation with the F4 formulation, a single vial formulation containing 4mg/ml of EGRIFTA®. The FDA has agreed with the Company’s proposal. In order to submit for FDA approval, we must demonstrate that the F4 formulation is bioequivalent with the current formulation and conduct additional stability testing. The necessary F4 formulation bioequivalence studies and additional stability testing have now been completed and analysis of the results is ongoing. The results will be available in the second quarter of 2018 and, assuming the results are positive, they will be submitted to the FDA in the third quarter of 2018.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTA®. The Company estimates that completing this study will cost approximately US$9,000 over the next 13 years.

The Phase 4 clinical trial is to assess whether EGRIFTA® increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The Company estimates that completing this trial will cost approximately US$4,000 over the next seven years.

26. Operating segments:

The Company has a single operating segment. As described in Note 4, almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2017	2016

RxCrossroads	$42,183	$36,519

Others	681	553

	$42,864	$37,072

All of the Company’s non-current assets are located in Canada as is the Company’s head office.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2017 and 2016

27.   Related parties:

The key management personnel of the Company are the directors, the President and Chief Executive Officer and all of the Senior Vice Presidents.

Key management personnel compensation comprises:

	2017	2016

Short-term employee benefits	$2,483	$2,137
Post-employment benefits	93	85
Share-based compensation	945	482

	$3,521	$2,704

On November 30, 2017, the Company’s Directors controlled 1.4% (2016 - 1.3%) of the voting shares of the Company.